     As filed with the Securities and Exchange Commission on April 8, 1998

                                                      Registration No. 333-28941
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ------------------------------

                               AMENDMENT NO. 1
                                       TO

                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                    FORM S-1
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           EINSTEIN/NOAH BAGEL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                      DELAWARE                           84-1294908
          (State or other jurisdiction of              (I.R.S. Employer
           incorporation or organization)             Identification No.)




                           14123 DENVER WEST PARKWAY
                            GOLDEN, COLORADO   80401
                                 (303) 215-9300
           (Name, address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                       ------------------------------



                                 AMY S. POWERS

                          VICE PRESIDENT AND SECRETARY

                           EINSTEIN/NOAH BAGEL CORP.
                    14123 DENVER WEST PARKWAY, P.O. BOX 4086
                         GOLDEN, COLORADO   80401-4086
                                 (303) 215-9300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                       ------------------------------

                                    COPY TO:
                               KEVIN J. MCCARTHY
                               BELL, BOYD & LLOYD
                             70 WEST MADISON STREET
                           CHICAGO, ILLINOIS   60602
                                 (312) 372-1121

                       ------------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

              AMENDING THE PROSPECTUS AND FILING CERTAIN EXHIBITS.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED APRIL 8, 1998

PROSPECTUS
                              [EINSTEIN/NOAH LOGO]

                   $65,015,000 AGGREGATE PRINCIPAL AMOUNT OF
              7 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                                      AND
       3,059,519 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF


         This Prospectus relates to the 7 1/4% Convertible Subordinated Debentures due 2004 (the "Debentures") of Einstein/Noah Bagel Corp. (the "Company") and the shares of the Company's common stock, par value $.01 per share ("Common Stock"), issuable upon the conversion of the Debentures. The Debentures were issued and sold on May 29, 1997 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to persons reasonably believed by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Morgan Stanley & Co. Incorporated, as the initial purchasers ("Initial Purchasers") of the Debentures, to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act), other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Debentures and the Common Stock issuable upon the conversion of the Debentures may be offered and sold from time to time by holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Registering Holders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission (the "Commission") pursuant to a registration rights agreement dated as of May 22, 1997 (the "Registration Agreement") between the Company and the Initial Purchasers entered into in connection with the Original Offering. The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Common Stock at a conversion price of $21.25 per share, subject to adjustment under certain conditions. The Common Stock is traded on the Nasdaq National Market under the symbol "ENBX". On April 2, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $4 1/8 per share. Interest on the Debentures will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1997.


         The Debentures are not redeemable prior to June 1, 2000. Thereafter, the Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus accrued interest. Upon a Change in Control, holders of Debentures will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Debentures at the principal amount thereof plus accrued and unpaid interest. See "Description of Debentures."

         The Debentures will be subordinate in right of payment to all existing and future Senior Indebtedness of the Company. As of December 28, 1997, the Company had outstanding $30.0 million of indebtedness that constituted Senior Indebtedness. See "Description of Debentures -- Subordination of Debentures."


         The Debentures and the Common Stock issuable upon the conversion of the Debentures may be sold by the Registering Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Debentures and the Common Stock issuable upon the conversion of the Debentures in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in the accompanying supplement to this Prospectus.

         The Registering Holders will receive all of the net proceeds of the sale of the Debentures and the Common Stock issuable upon the conversion of the Debentures and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Debentures and the Common Stock issuable upon the conversion of the Debentures.

         The Registering Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Debentures and the Common Stock issuable upon the conversion of the Debentures may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Debentures and the Common Stock issuable upon the conversion of the Debentures purchased by them may be deemed to be underwriting commissions and discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

         SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is                 , 1998.

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . .       3
Special Note Regarding Forward-Looking Statements . . . . . . . . . . . . . . . . . . .       4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4
Selected Consolidated Financial and Store Data. . . . . . . . . . . . . . . . . . . . .       9
Description of Debentures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      11
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      21
Registering Holders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      22
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      23


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         The Company has filed a registration statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information heretofore filed by the Company with the Commission (File No. 0-21097) are incorporated herein by reference:


         (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and

         (ii) The description of the Company's Common Stock set forth under the caption "Description of Capital Stock" in the Company's prospectus included in the Company's registration statement on Form S-1, Registration No. 333-04725, which is incorporated by reference in the Company's registration statement on Form 8-A filed July 29, 1996, as amended, for the registration of the Common Stock under Section 12(g) of the Exchange Act.


         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Einstein/Noah Bagel Corp., 14123 Denver West Parkway, Golden, Colorado 80401, telephone (303) 215-9300.

         The following is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus. References in this Prospectus to the "Company" mean the Company, its predecessors and its and their subsidiaries, unless the context otherwise requires. Einstein Bros.(R) Bagels and Noah's New York Bagels(R) are trademarks owned by the Company.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, EINSTEIN/NOAH BAGEL PARTNERS, L.P., A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: COMPETITION; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; AVAILABILITY AND TERMS OF CAPITAL; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; THE COMPANY'S RELATIONSHIP WITH, AND THE BUSINESS OF, BOSTON CHICKEN, INC., THE COMPANY'S MAJORITY STOCKHOLDER ("BOSTON CHICKEN"); CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; ACHIEVEMENT OF DEVELOPMENT SCHEDULES; AVAILABILITY, LOCATIONS AND TERMS OF SITE FOR STORE DEVELOPMENT, FOOD, LABOR AND EMPLOYEE BENEFIT COSTS; CHANGES IN GOVERNMENT REGULATION; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THE COMPANY'S FILINGS WITH THE COMMISSION. THE COMPANY CANNOT PREDICT WHICH FACTORS WOULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY THE FORWARD-LOOKING STATEMENTS. IN ADDITION TO CONSIDERING STATEMENTS THAT EXPLICITLY DESCRIBE SUCH RISKS AND UNCERTAINTIES, READERS ARE URGED TO CONSIDER STATEMENTS THAT INCLUDE THE TERMS "BELIEVES," "BELIEF," "EXPECTS," "PLANS," "ANTICIPATES," "INTENDS" OR THE LIKE TO BE UNCERTAIN AND FORWARD-LOOKING.

                                  RISK FACTORS

         In evaluating an investment in the securities offered hereby, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

ANTICIPATED OPERATING LOSSES OF THE COMPANY


         On December 5, 1997, the Company converted its loans to its area developers into a majority equity interest in the area developers and purchased additional area developer equity interests, and the area developers merged into a surviving entity, Einstein/Noah Bagel Partners, L.P. ("Bagel Partners"). As a result of the loan conversions and the area developer merger (together with certain related transactions, the "Transactions"), the Company owns approximately 78% of Bagel Partners with the remaining equity interest owned by Bagel Store Development Funding, L.L.C. and management of the former area developers.



         As a result of the Transactions, the revenue generated by the Company as a lender, franchisor and service provider to the area developers prior to the date of the Transactions is eliminated in consolidation and replaced with store revenue and operating expenses from and after the date of the Transactions. The foregoing results are adjusted in the "minority interest" line item to reflect the minority interests not owned by the Company. As a result of the Transactions, the operating results for the 1997 fiscal year are not, and for the 1998 fiscal year will not be, readily comparable to those for the 1996 and 1995 fiscal years.



         The Company expects to report positive earnings before interest, income taxes, depreciation and amortization expenses ("EBITDA") in 1998; however, due primarily to significant depreciation charges associated with the acquisition of a Company store base and significant goodwill amortization resulting from the Transactions, the Company expects to report a net loss in 1998. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ABOVE. The Company's area developers incurred aggregate net losses of $40.6 million in 1996 and $93.5 million in 1997 (until consummation of the Transactions).



         EBITDA is dependent upon a number of factors, including the number of stores in operation systemwide, the net weekly per store average ("WPSA") revenue and cash flow of such stores and systemwide overhead expenses. Net WPSA represents the weekly per store average for all stores after customer and employee discounts, based upon the actual number of days the stores are open in the reporting period. The Company considers EBITDA an important indicator of operational performance. However, EBITDA should not be considered an alternative to operating or net income as an indicator of the Company's operational performance, nor as an alternative to cash flows from operating activities as a measure of liquidity, in each case, determined in accordance with generally accepted accounting principles.

INTEGRATION OF BUSINESS OPERATIONS


         The Company's success is dependent to a significant extent upon the successful integration of the business operations of the Company's former area developers and the Company's ability to develop and operate existing and future stores and manage its organizational and financial resources. There can be no assurance that the Company will be able to successfully integrate the administrative, management and service operations of a combined system or that such integration will occur in a timely and efficient manner. The failure to achieve such integration could have a material adverse effect on the business, operating results and financial condition of the Company. The consolidation of the operations of the Company's former area developers requires the dedication of management resources and may temporarily distract attention from the day-to-day business of the Company, which could adversely affect the Company's business and operating results. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.


EXPANSION


         The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and general economic and business conditions. Not all of the foregoing factors are within the control of the Company. The financial resources required by the Company to achieve systemwide plans will be dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a prototype store ranges from between $350,000 and $450,000. There can be no assurance that the Company will have access to the financial resources necessary to achieve systemwide plans or that stores will be successfully developed and operated.


TERMS OF CREDIT FACILITY AND AVAILABILITY OF CAPITAL


         In November, 1997 the Company entered into a secured credit agreement with Bank of America National Trust and Savings Association and the lenders named therein, (the "Credit Facility") that consisted of a $30.0 million secured term loan facility and a $40.0 million secured revolving credit facility. At December 28, 1997, $30.0 million was outstanding under the term loan of the Credit Facility. The terms and conditions of the Credit Facility impose restrictions that affect, among other things, the ability of the Company to incur debt, make acquisitions, sell assets, merge, grant or incur liens, make investments or loans, engage in sale leaseback transactions, pay dividends or make distributions (other than tax distributions), repurchase equity interests and make capital expenditures. In March 1998, the Credit Facility was amended to reduce the amount of the revolving credit facility to $25.0 million, which will become available in increments through September 1998, subject to the Company's compliance with certain financial covenants, including a minimum operating cash flow test. The Credit Facility also contains financial covenants that require maintaining certain minimum average weekly net sales levels and system and store cash flow ratios, and that limit overhead levels. If the Company is unable to comply with any of the Credit Facility's financial covenants, the Company would be unable to draw on the revolving credit facility and, upon action of the lenders under the Credit Facility, all outstanding principal and interest under the Credit Facility could be accelerated and become immediately due and payable. Any such acceleration would also permit holders of other debt of the Company to exercise their remedies, including acceleration of their debt which in the aggregate totaled $125.0 million as of December 28, 1997. To the extent the Company did not have borrowing availability under the Credit Facility, the Company could be required to seek additional sources of capital and, if unable to obtain such capital, could be unable to satisfy its obligations when due.



         The Company's primary uses of capital in 1998, other than providing working capital for normal operating expenses, are expected to consist primarily of satisfaction of current liabilities, expenditures related to building and opening new stores and retrofitting existing stores, and payment of principal and interest on outstanding indebtedness. In the event the Company requires additional capital for working capital needs, there can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

LIMITED OPERATING HISTORY


         The Company commenced operations in March 1995, and has a limited operating history upon which investors may evaluate the Company's performance. As of December 28, 1997, there were 574 stores in operation systemwide. A majority of such stores have been in operation for less than two years. In February 1998, the Company announced that, in order to permit increased organizational focus on the existing store base, it intended to modify its 1998 development plans and to develop 25 to 50 stores in 1998. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.



DEPENDENCE ON PRODUCTION CAPACITY


         The Company's development plans require that it continue to maintain and develop significant bagel dough production capacity from internal or external sources. To date, the Company has met bagel dough production requirements through a combination of a frozen dough production facility owned and operated by a third-party baking company which has committed certain capacity to the Company pursuant to a long-term supply agreement and two frozen dough production facilities in California operated by the Company. The Company has determined that the frozen dough requirements previously satisfied by the two facilities in California can be met from one facility's production capacity and the Company expects to close one of the facilities in April 1998. Any interruption of production capacity could have a material adverse effect on the ability of the Company to supply bagels to its stores. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.


LABOR MATTERS


         Certain operations of the Company conducted in northern California under the Noah's New York Bagels brand have from time to time been the subject of union organizing activities. One store in the San Francisco Bay area is currently in union contract negotiations and a union has recently prevailed in an election in another Bay Area store (although such election has not yet been certified by the National Labor Relations Board). Union affiliation may have a negative impact upon employee relations and labor costs.


COMPETITION; EASE OF ENTRY INTO BUSINESS


         The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources, and with substantially longer operating histories, than the Company. Many of such competitors are less dependent than the Company on a single primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business.


RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY


         Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, material changes in, or the Company's failure to comply with, applicable federal, state and local government regulations, and factors such as inflation, increased food, labor and employee benefits costs, regional weather conditions and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular.


GOVERNMENT REGULATION


         The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. The failure to obtain or retain food licenses, or increases in employee benefit costs or other costs associated with employees, could adversely affect the Company.


RELATIONSHIP WITH BOSTON CHICKEN


         The Company and Boston Chicken, the Company's majority stockholder, are parties to fee service agreements, pursuant to which Boston Chicken provides to the Company certain accounting and administration, and computer and communications services. The interruption of these services or a material adverse change in Boston Chicken's business or financial condition could have a material adverse effect on the Company. In addition, the Company has an unsecured, subordinated, non-convertible credit facility with Boston Chicken providing for borrowings of up to $50.0 million, none of which was outstanding as of April 2, 1998. Although the Company has not requested funding under the Boston Chicken credit facility, there can be no assurance that, if requested, Boston Chicken would have the resources available, or would use its available resources, to fund the credit facility.


CONTROL BY AND CONFLICTS OF INTEREST WITH BOSTON CHICKEN


         Boston Chicken owns approximately 51.9% of the outstanding shares of the Company's Common Stock. The Company has granted to Boston Chicken an option that permits it to maintain ownership of shares of the Company's Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. As of December 28, 1997, Boston Chicken had the right to purchase 1,467,949 additional shares of the Company's Common Stock at prices ranging from $10.30 to $30.75 per share. By reason of its holdings and such option, Boston Chicken is able to control the affairs and policies of the Company. In addition, Boston Chicken is able to elect the Company's board of directors and approve or disapprove any matter submitted to a vote of the stockholders of the Company including certain fundamental business transactions requiring approval by the stockholders of the Company.


         Pursuant to agreements with Boston Chicken, the Company is prohibited from taking certain actions without the consent of Boston Chicken as long as Boston Chicken's option to purchase the Company's Common Stock discussed above has not terminated, including altering any rights attaching to the Company's Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than the Company's Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross revenues measured as of the immediately preceding fiscal year end and filing a petition in bankruptcy.

         In addition to existing agreements between the Company and Boston Chicken, the Company may enter into additional or modified agreements, arrangements and transactions with Boston Chicken. While the Company expects that any such future arrangements and transactions will be determined through negotiation between the Company and Boston Chicken, there can be no assurance that conflicts of interest will not occur with respect to such future business dealings and similar corporate matters. Conflicts may arise in connection with product offerings, consumer and market positioning, recruiting, site selection and issuances of additional securities by the Company. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company or its minority stockholders.


VOLATILITY OF STOCK PRICE


         The market price for the Company's Common Stock has been highly volatile. During the period from August 1, 1996 (the date on which the Common Stock began trading on the Nasdaq National Market) through April 2, 1998, the per share closing price of the Common Stock has fluctuated from a high of $36 1/2 to a low of $4 1/16. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price for the Common Stock may be significantly affected by the Company's operating results and other factors that may or may not be within the Company's control. Volatility in the market price of the Common Stock, changes in prevailing interest rates, changes in perception of the Company's creditworthiness, fluctuations in the stock market generally, as well as general economic conditions, may adversely affect the market price of the Common Stock.



RECOVERABILITY OF INTANGIBLE ASSETS

         The Company has recorded significant intangible assets in connection with certain acquisitions of other bagel retailers and in connection with the Transactions. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other identifiable intangible assets) to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results.

ANTI-TAKEOVER EFFECT OF CHARTER, STATUTORY AND OTHER PROVISIONS

         Boston Chicken's ownership interest in the Company and terms of certain provisions in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the board of directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 200 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders.


         The terms of the Company's 7 1/4% Convertible Subordinated Debentures due 2004 (the "Debentures") provide that the Company will be required, as of 40 business days after the occurrence of a change in control of the Company (as defined in the indenture with respect to the Debentures), to purchase for cash any Debenture, at the option of the holder, for an amount equal to 100% of the principal amount thereof, plus accrued but unpaid interest up to but not including the date of the change in control. The terms of the Bagel Partners partnership agreement provide that upon a change in control of the Company (as defined in the partnership agreement), Bagel Funding's right to require Bagel Partners to redeem Bagel Funding's interest in Bagel Partners in certain cases will be accelerated so it is exercisable for the period commencing on the date of the change in control and ending 42 months after December 5, 1997, the date of the Transactions. In addition, the Credit Facility also provides that in the event of a change in control of the Company (as defined in the Credit Agreement), the commitment of each of the lenders shall immediately terminate and the outstanding principal amount of the Credit Facility, all interest thereon and all other amounts payable under the Credit Facility shall become immediately due and payable. The change in control purchase provisions of the Debentures and the above-described provisions of the Bagel Partners partnership agreement and the Credit Facility may in certain circumstances have an anti-takeover effect.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth selected consolidated financial and store data for the Company. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included in the Company's Annual Report on Form 10-K for fiscal year ended December 28, 1997, which report is incorporated herein by reference.

                                                          PERIOD FROM
                                                         MARCH 24, 1995
                                                          (INCEPTION)             FISCAL YEAR ENDED
                                                           THROUGH         -----------------------------
                                                          DECEMBER 31,      DECEMBER 29,    DECEMBER 28,
                                                             1995            1996 (1)         1997 (1)
                                                         ------------      ------------     ------------
                                                       (In thousands, except per share data and number of stores)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Company stores ....................................     $  25,685         $  35,803          $  28,436
  Royalties and franchise-related fees ..............           671            19,918             28,286
  Interest income ...................................            67             5,986             21,566
                                                          ---------         ---------          ---------
      Total revenue .................................        26,423            61,707             78,288
Income (loss) from operations .......................       (43,152)(2)        10,039              3,664(3)
Net income (loss) ...................................       (43,716)            5,707             (1,402)
Basic earnings (loss) per share .....................         (7.87)             0.29              (0.04)
Diluted earnings (loss) per share ...................         (7.87)             0.27              (0.04)
Weighted average number of common and equivalent
   shares outstanding:
      Basic earnings (loss) per share ...............         5,570            19,286             32,956
      Diluted earnings (loss) per share .............         5,570            21,023             32,956

STORE DATA (UNAUDITED):
Systemwide net revenue ..............................     $  26,410         $ 138,251          $ 302,995
Company stores ......................................            47                14                574
Area developer stores ...............................            13               301                  0
                                                          ---------         ---------          ---------
Number of stores at end of year .....................            60               315                574
                                                          =========         =========          =========

CONSOLIDATED BALANCE SHEET DATA:
Total assets ........................................     $  50,299         $ 332,418          $ 643,128
Long-term debt (4) ..................................        58,875              --              149,000
Stockholders' equity (deficit) ......................       (20,994)          315,517            330,346


(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods.
(2) Includes a $26.6 million write-off of intangible assets.
(3) Includes an $18.2 million charge associated primarily with the Transactions.
(4) Includes at December 31, 1995, $11.1 million attributable to repurchase common stock shares and $7.8 million attributable to Series A preferred stock. See Note 11 of Notes to the Company's Consolidated Financial Statements incorporated by reference herein. Includes at December 28, 1997, $24.0 million of the Company's $30.0 million senior term loan ($6.0 million payable in 1998) and $125.0 million of 7 1/4% convertible subordinated debentures due 2004. See Note 6 of Notes to the Company's Consolidated Financial Statements incorporated by reference herein.

                              PREDECESSOR COMPANIES

         The summary historical combined financial data shown below represent the financial data of the Company's predecessors: Brackman Brothers, Inc. ("Brackman"), Bagel & Bagel, Inc. ("Bagel & Bagel") and Offerdahl's Bagel Gourmet, Inc. ("Offerdahl's"). The financial data for the period ended March 31, 1995 include the results of operations of the predecessors through their respective dates of acquisition, which were March 24, 1995 for Brackman and Bagel & Bagel and March 31, 1995 for Offerdahl's. The financial information is presented on the historic cost basis of each of the predecessors. The basic and fully diluted earnings (loss) per share and the weighted average number of common and equivalent shares outstanding during the period have not been presented for these periods because the Company believes this information is not meaningful. Subsequent to the acquisition of these predecessors, the Company sold substantially all of their assets. Accordingly, the Company does not believe that such operating results are meaningful or are indicative of future operating results of the Company.

                                                                    Year ended                     Period from
                                                            -------------------------------      January 1, 1995
                                                             December 31,     December 31,           through
                                                                1993              1994           March 31, 1995
                                                             -----------      ------------       ---------------
                                                                              (in thousands)
         COMBINED STATEMENTS OF OPERATIONS DATA:
              Total revenue..........................           $12,048          $19,158            $5,882
              Income from operations.................               449            1,452                39
              Net income (loss)......................               389              696              (158)

         COMBINED BALANCE SHEET DATA:
              Total assets...........................            $4,770           $9,511
              Long-term debt.........................             1,011            2,822

                           DESCRIPTION OF DEBENTURES

         The Debentures were issued pursuant to an indenture dated as of May 29, 1997 (the "Indenture") between the Company, as issuer, and Bankers Trust Company, as trustee (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those provisions required by, or made a part of the Indenture by reference to, the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Debentures are subject to all such terms, and prospective investors are referred to the Indenture for a statement thereof. A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus forms a part.

         The following summary of the Debentures is qualified in its entirety by express reference to the Debentures and the Indenture, which are incorporated by reference as a part of such summary. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Indenture.

GENERAL

         The Debentures are subordinated unsecured obligations of the Company, are limited to an aggregate principal amount of $125,000,000 and will mature on June 1, 2004.

         The Debentures bear interest from the date of issuance at the rate per annum shown on the cover page of this Prospectus. Interest will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1997, to Holders of record at the close of business on May 15 or November 15 preceding each such interest payment date. Principal of and interest on the Debentures will be payable at the office of the Paying Agent. Interest on the Debentures will be mailed to each Holder's registered address. The Trustee acts as the Paying Agent.

         Debentures may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. The Trustee acts as the Conversion Agent and Registrar.

FORM, DENOMINATION AND REGISTRATION

         The Debentures will be issued in denominations of $1,000 and integral multiples thereof. Debentures currently held by qualified institutional buyers (as defined under Rule 144A under the Securities Act) ("QIBs") and by persons who are not U.S. persons who acquired such Debentures in "offshore transactions" in reliance on Regulation S under the Securities Act ("Non-U.S. Persons") are currently evidenced by restricted global Debentures (the "Restricted Global Debentures") which were deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Debentures sold to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities
Act) were issued in definitive form.

         A purchaser (a "Public Holder") of Debentures pursuant to this Prospectus will receive a beneficial interest in an unrestricted global Debenture (the "Public Global Debenture") which will be deposited with, or on behalf of, DTC and registered in the name of Cede, as DTC's nominee. Except as set forth below, the record ownership of the Public Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         A Public Holder may hold its interest in the Public Global Debenture directly through DTC if such Public Holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants are effected in the ordinary way in accordance with DTC rules and will be settled in same day funds.

         Public Holders who are not Participants may beneficially own interests in the Public Global Debenture held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Debenture, Cede for all purposes is considered the sole holder of the Public Global Debenture. Owners of beneficial interests in the Public Global Debenture are entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form. The laws of some states may require that certain persons take physical delivery of securities in definitive form.

         Payment of interest on and the redemption and repurchase price of the Public Global Debenture will be made to Cede, the nominee for DTC, as registered owner of the Public Global Debenture, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Public Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

         The Company has been informed by DTC, that, with respect to any payment of interest on or the redemption or repurchase price of the Public Global Debenture, DTC's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable, therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Public Global Debenture as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Public Global Debenture held through such Participants are the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in street name.

         Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Public Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance of DTC, or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Public Holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Public Global Debenture are credited and only in respect of the principal amount of the Debentures represented by the Public Global Debenture as to which such Participant or Participants has or have given such direction.

         The Company has been advised as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Public Global Debenture among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause the Debentures to be issued in definitive form in exchange for the Public Global Debenture.

CONVERSION RIGHTS

         A Holder may, at any time prior to maturity, convert the principal amount of a Debenture (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"). The right to convert a Debenture called for redemption will terminate at the close of business on the Redemption Date for such Debenture or such earlier date as the Holder presents the Debenture for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is redeemed). A Debenture for which a Holder has delivered a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Change in Control Purchase Date in accordance with the Indenture.

         No payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Debenture. Except as otherwise provided in the Indenture, interest accrued shall not be paid on Debentures converted. If any Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the Holder on such record date. However, in such event, such Debenture, when surrendered for conversion, must be accompanied by delivery by such Holder of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. Notwithstanding the foregoing, if any Debenture is called for redemption on June 1, 2000 and such Debenture is surrendered for conversion at any time during the ten business days immediately preceding the date fixed for redemption, interest shall accrue on such Debenture through, but not including, the date fixed for redemption and shall be payable on such redemption date to the person who surrenders such Debenture for conversion and the conversion date of such Debenture will be deemed to be the redemption date. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the current market price of the Common Stock.

         The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock, (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined,
(iv) the distribution to all or substantially all holders of Common Stock of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness, or other non-cash assets (including securities of any company other than the Company), (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above), and (vi) the distribution to all or substantially all holders of Common Stock of cash in an aggregate amount that (together with all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to 20% of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution. In the event of a distribution pro rata to holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provisions so that each Holder who converts a Debenture (or any portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the Conversion Price as last adjusted.

         Subject to any applicable right of the Holders upon a Change in Control, if the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the assets of the Company as an entirety to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Debentures will become convertible into the kind and amount of shares of stock and other securities and property (including cash) that the Holders would have owned immediately after the transaction if the Holders had converted the Debentures immediately before the effective date of the transaction.

         The term "all or substantially all" as used in the previous two paragraphs has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Debentures were to assert that an adjustment to the conversion privilege of the Debentures was required under the Indenture and the Company were to contest such assertion, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Debentures from successfully asserting that the Conversion Price is subject to adjustment or that the Debentures are convertible into other shares of stock and other securities and property that the Holders would have owned immediately after the transaction if the Holders had converted the Debentures immediately before the effective date of the transaction.

         Certain adjustments to the Conversion Price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities, or other property (including cash) to holders of the Common Stock may result in constructive distributions taxable as dividends to Holders of the Debentures. Similarly, if instead of adjusting the Conversion Price upon a pro rata distribution of rights to subscribe for additional shares of the Company's capital stock, as described above, the Company elects at such time to alter the consideration receivable by the holders of the Debentures upon conversion to include the rights such holders would have been entitled to if conversion had occurred prior to the record date for such distribution of rights, the alteration may result in constructive distributions taxable as dividends to Holders of the Debentures.

OPTIONAL REDEMPTION BY THE COMPANY

         The Debentures may not be redeemed at the option of the Company prior to June 1, 2000. Thereafter, the Debentures may be redeemed at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice by mail.


         The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on June 1 of the following years:


                                                   REDEMPTION
    YEAR                                              PRICE
    ----                                              -----
    2000 ..........................................  104.14%
    2001 ..........................................  103.11
    2002 ..........................................  102.07
    2003 ..........................................  101.04

in each case together with accrued interest up to but not including the date of redemption.


PURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

         In the event of a Change in Control (as defined below), each Holder will have the option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the Holder's Debentures as of the date that is 40 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") for a purchase price equal to 100% of the principal amount thereof, plus accrued interest up to but not including the Change in Control Purchase Date.

         Within ten Business Days after the occurrence of a Change in Control, the Company shall mail to the Trustee and to each Holder and cause to be published a written notice of the Change in Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of, the Holder's right to require the purchase of such Holder's Debentures.

         To exercise the purchase right upon a Change in Control, a Holder must deliver written notice of such exercise to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date, specifying the Debentures with respect to which the purchase right is being exercised. Such notice of exercise may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date.

         A Change in Control shall be deemed to have occurred if any of the following occurs after the original issuance of the Debentures:

                 (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) or 14(d)(2) of the Exchange Act or any successor provision, but excluding Boston Chicken and its successors, or any person or group controlled by such persons) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise more than 50% of the total voting power of all shares of capital stock of the Company entitling the holders thereof to vote generally in elections of directors; or

                 (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale, lease, or exchange of all or substantially all of the property and assets of the Company to another Person (other than (i) sales or leases of property to franchisees of the Company in the ordinary course of business or
(ii) a merger which (x) does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of the Company or (y) is effected primarily to change the jurisdiction of incorporation of the Company and results in reclassification, conversion, or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity).

A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture, except that the Indenture requires that the number of shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors shall be deemed to include, in addition to all outstanding shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors and Unissued Shares deemed to be held by the Person with respect to which the Change in Control determination is being made, all Unissued Shares deemed to be held by all other Persons. As defined in the Indenture, "Unissued Shares" means shares of capital stock of the Company not outstanding that are subject to options, warrants, rights to purchase, or conversion privileges exercisable within 60 days of the date of determination of a Change in Control and that, upon issuance, will entitle the holders thereof to vote generally in the election of directors.

         The term "all or substantially all" as used in clause (ii) of the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Debentures elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Debentures from successfully asserting that a Change in Control has occurred.

         The Company will comply with the provisions of Rule 13e-4 and Rule 14e-1 under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase Debentures at the option of the Holders upon a Change in Control.

         The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, nor is the Change of Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a result of negotiations between the Company and the Initial Purchasers.

         Depending upon the terms of the transaction, a future highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company's present management or directors could constitute a Change in Control. Neither the Company nor its current management has any current intention to engage in a transaction involving a Change in Control, although it is possible that the Company or its management may decide to do so in the future.

         Subject to the limitation on mergers and consolidations discussed below, the Company could, in the future, enter into certain transactions, including certain recapitalizations, the sale of all or substantially all of its assets, or the liquidation of the Company, that would not constitute a Change in Control under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time, substantially reduce or eliminate the Company's assets, or otherwise adversely affect the Holders of the Debentures. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures.

         If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures tendered by the Holders thereof. In addition, the Credit Facility, which constitutes Senior Indebtedness, provides that a change in control (as defined therein) will constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Debentures, absent a waiver, to be blocked by the subordination provisions of the Debentures. Even if such event of default did not occur or was waived, the exercise by any Holder of Debentures of the right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures". Further, the terms of future Senior Indebtedness or other future indebtedness ranking pari passu in right of payment with the Debentures could require that such indebtedness be repaid upon the occurrence of a Change in Control. Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions thereof.

SUBORDINATION OF DEBENTURES

         To the extent set forth in the Indenture, the Debentures will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, assumed, or guaranteed. Upon any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation, or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon, and fees and expenses relating thereto) before any payment is made on or in respect of the Debentures. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal of or interest on Senior Indebtedness, no payment may be made by the Company on or in respect of the Debentures until payment in full of the Senior Indebtedness then due or cure of the default. Upon a default with respect to any Senior Indebtedness (other than a default in the payment of principal of or interest on Senior Indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice of such default to the Trustee and the Company by any holder of such Senior Indebtedness or its representative, then, unless and until such default has been cured, waived in writing, or has ceased to exist, no payment may be made by the Company in respect of the Debentures; provided that nothing in the above-described provision will prevent the making of any payment in respect of the Debentures for a period of more than 90 days after the date such written notice of default is given unless the maturity of the Senior Indebtedness has been accelerated, in which case no payment on the Debentures may be made until such acceleration has been waived or such Senior Indebtedness has been paid in full. No such subordination will prevent the occurrence of any Event of Default (as defined in the Indenture) with respect to the Debentures, but, as a result of these subordination provisions, in the event of insolvency, Holders may recover less ratably than other creditors of the Company.

         "Senior Indebtedness" means the following, whether outstanding upon issuance of the Debentures or thereafter incurred or created: (a) the principal and premium, if any, and interest on and fees, costs, enforcement expenses, collateral protection expenses, and other reimbursement or indemnity obligations in respect of all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed (other than that evidenced by the Debentures) or in respect of credit or other banking facilities evidenced by a note, bond, debenture, loan agreement, a lease intended as security or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of the amounts paid under letters of credit); (b) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company; (c) all noncontingent obligations of the Company (i) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (ii) under interest rate swaps, caps, collars, options, and similar arrangements and (iii) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge; (d) all obligations of the Company for the payment of money relating to a Capitalized Lease Obligation; (e) any liabilities of others described in the preceding clauses that the Company has guaranteed or which are otherwise its legal liability; and (f) renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee. Notwithstanding anything to the contrary in the Indenture or the Debentures, "Senior Indebtedness" does not include (i) any indebtedness of the Company to any person under any employee benefit plan or to any employee or affiliates of the Company, (ii) any indebtedness of the Company to Boston Chicken, or (iii) any indebtedness or other obligation of the Company that by its terms or the terms of the instrument creating or evidencing it is stated to be not superior in right of payment to the Debentures.

         The Indenture does not limit the amount of future or additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume, or guarantee, nor does the Indenture limit the amount of indebtedness that any subsidiary can incur. All indebtedness of the Company incurred from time to time under the Credit Facility will constitute Senior Indebtedness. As of December 28, 1997, the Company had outstanding $30.0 million of indebtedness that constituted Senior Indebtedness.


EVENTS OF DEFAULT; NOTICE AND WAIVER

         If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency, or reorganization) occurs and is continuing, the Trustee may, by notice to the Company, declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. Also, in such event, the Holders of at least 25% in principal amount of the Debentures then outstanding may notify the Company and the Trustee with respect thereto, and upon the request of such Holders, the Trustee shall declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency, or reorganization shall occur, all unpaid principal of and accrued interest on the Debentures then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

         The Indenture provides that the Holders of a majority in principal amount of the Debentures may on behalf of all Holders waive any existing default or Event of Default and its consequences except a default in the payment of principal of or accrued interest on the Debentures or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Debenture affected.

         Other than granting Holders the option to require the Company to purchase all or part of their Debentures upon the occurrence of a Change in Control as described in "Purchase of Debentures at the Option of Holders Upon a Change in Control," the Indenture does not contain any covenants or other provisions designed to afford Holders protection in the event of takeovers, recapitalizations, highly leveraged transactions, or similar restructurings involving the Company.

         The following are Events of Default under the Indenture: (i) failure of the Company to pay interest for 30 days after the same is due or failure to pay principal when due; (ii) failure of the Company to comply with any of its other agreements contained in the Debentures or the Indenture for 30 days after receipt of notice of such failure; (iii) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount of in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and
(iv) certain events of bankruptcy or insolvency, including without limitation appointment of a Custodian of the Company's property, or liquidation of the Company.

         The Trustee shall, within 90 days after the occurrence of any default known to it, give to the Holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debentures, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders.

         No Holder may pursue any remedy under the Indenture or the Debentures against the Company (except actions for payment of overdue principal or interest or for the conversion of the Debentures), unless (i) the Holder gives to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in principal amount of the outstanding Debentures make a written request to the Trustee to pursue the remedy, (iii) such Holder or Holders offer satisfactory indemnity to the Trustee against any loss, liability, or expense, (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and (v) the Trustee shall not have received during such 60-day period a contrary direction from the Holders of at least a majority in principal amount of the outstanding Debentures.

         The Company must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture, and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default or Event of Default and the efforts to remedy the same.

AMENDMENT

         The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to any Holder but with the written consent of the Holders of at least a majority in principal amount of the outstanding Debentures. The Holders of a majority in principal amount of the Debentures then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Debentures without notice to any Holder. Without the consent of the Holder of each Debenture affected thereby, however, an amendment, supplement, or waiver may not (i) reduce the principal amount of Debentures whose Holders must consent to an amendment, supplement, or waiver, (ii) reduce the rate of or change the time for payment of interest on any Debenture, (iii) reduce the principal of or premium on or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto in a manner adverse to the Holder thereof, (iv) alter the conversion provisions with respect to any Debenture in a manner adverse to the Holder thereof, (v) waive a default in the payment of the principal of or premium or interest on any Debenture, (vi) make any changes that could alter the rights of Holders to waive defaults or Events of Default, or to receive payment of the Debentures, (vii) modify the subordination provisions of the Indenture in a manner adverse to the Holders, or (viii) make any Debenture payable in money other than that stated in the Debenture.

         The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to or consent of any Holder in certain events, such as to comply with the certain conversion adjustment, liquidation, and merger provisions described in the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to cure any ambiguity, defect, or inconsistency, or to make any other change that does not adversely affect the rights of the Holders, to comply with the provisions of the Trust Indenture Act, or to appoint a successor Trustee.

REGISTRATION RIGHTS

         The Company has filed a Registration Statement, of which this Prospectus forms a part, with respect to the securities offered hereby pursuant to a registration rights agreement (the "Registration Agreement") dated as of May 22, 1997 between the Company and the Initial Purchasers, to register resales of the Debentures and the shares of Common Stock into which the Debentures are convertible. The Company will use its reasonable efforts to keep such registration statement effective until two years after the latest date of original issuance of the Debentures or such earlier date as all securities registrable thereunder (the "Registrable Securities") shall have been disposed of (the "Effectiveness Period"). The Company will provide to each holder of Registrable Securities copies of the prospectus which is a part of the registration statement, notify each holder when the registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Registrable Securities. A holder of Registrable Securities that sells such Registrable Securities pursuant to the registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement, including certain indemnification obligations. At least three business days prior to any intended resale of Registrable Securities, the holder thereof must notify the Company of such intention and provide the Company with such information with respect to such holder and the intended distribution as may be reasonably required to amend the Registration Statement or supplement this Prospectus. The Company will be permitted to suspend the use of this Prospectus for a period not to exceed an aggregate of 60 days in any 12-month period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. If this Prospectus is unavailable for an aggregate period in excess of 60 days in any 12-month period (in each case, a "Registration Event"), the Company has agreed to pay liquidated damages to the holders of the Debentures and the holders of the Common Stock issued upon conversion of the Debentures. The liquidated damages will accrue upon the occurrence of any Registration Event and until such time as there are no Registration Events which have occurred and are continuing at a rate equal to one-half of one percent (0.5%) per annum of the principal amount of the Debentures and will be payable on the interest payment dates for the Debentures.

         This summary of certain provisions of the Registration Agreement is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is an exhibit to the Registration Statement of which this Prospectus forms a part.

SATISFACTION AND DISCHARGE

         The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Debentures and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Debentures), at any time, by depositing with the Trustee or a paying agent other than the Company, money or non-callable U.S. Government Obligations sufficient to pay the principal of and interest on the Debentures then outstanding to maturity.

MERGERS AND CONSOLIDATIONS

         Subject to the right of the Holders to require the Company to purchase the Debentures in the event of a Change in Control, the Company may consolidate or merge with or into any other corporation, and the Company may transfer its property and assets substantially as an entirety to any other person, provided
(i) either the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and the successor expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on the Debentures and performance and observance of every covenant of the Indenture, and (ii) immediately before and immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing. Thereafter, all obligations of the Company under the Indenture and the Debentures will terminate.

CONCERNING THE TRUSTEE

         Bankers Trust Company is the Trustee under the Indenture.

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Debentures, it must eliminate such conflict or resign.

         The Holders of a majority in principal amount of all outstanding Debentures will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture, is not unduly prejudicial to the rights of another Holder or the Trustee, and does not involve the Trustee in personal liability.

                              PLAN OF DISTRIBUTION

         The Debentures and Common Stock offered hereby may be sold from time to time to purchasers directly by the Registering Holders. Alternatively, the Registering Holders may from time to time offer the Debentures and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Registering Holders or the purchasers of Debentures and Common Stock for whom they may act as agents. The Registering Holders and any underwriters, broker/dealers or agents that participate in the distribution of Debentures and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Debentures and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The Debentures and Common Stock issuable upon conversion thereof may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Debentures and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Debentures or the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Debentures or the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Debentures and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Registering Holders and any discounts, commissions or concessions allowed or resolved or paid to broker/dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the Debentures and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Debentures and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Debentures or the Common Stock may not simultaneously engage in market-making activities with respect to such securities for a two or nine business day period prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Registering Holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the securities by the Registering Holders or any such other person. All of the foregoing may affect the marketability of the Debentures and the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to these securities.

         Pursuant to the Registration Agreement, all expenses of the registration of the Debentures and Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities laws; provided, however, that the Registering Holders will pay all underwriting discounts and selling commissions, if any. The Registering Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act. The Company will be indemnified by the Registering Holders against certain civil liabilities, including certain liabilities under the Securities Act.

         Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
Incorporated and Morgan Stanley & Co. Incorporated have provided services to the Company and to entities related to the Company and may in the future provide services to the Company or such other entities, for which they have received or expect to receive customary fees.

                              REGISTERING HOLDERS

         The Debentures were originally issued by the Company and sold by the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Registering Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Debentures and Common Stock issued upon conversion of the Debentures.


         The following table sets forth information with respect to the following Registering Holders and the respective principal amounts of Debentures and shares of Common Stock beneficially owned by each Registering Holder as of April 2, 1998. Such information has been obtained from the Registering Holders or such other sources as of the date hereof as the Company deems reliable. The Company will supplement this Prospectus from time to time to reflect information regarding ownership of Debentures or Common Stock received from Registering Holders desiring to sell such securities pursuant to the Registration Statement. Except as otherwise disclosed herein, none of the Registering Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Registering Holders may offer all or some portion of the Debentures or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Debentures or the Common Stock issuable upon conversion thereof that will be held by the Registering Holders upon termination of any such sales. In addition, the Registering Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures, since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.



                                                  PRINCIPAL
                                                  AMOUNT OF                    NUMBER OF     PERCENTAGE OF
                                                  DEBENTURES                   SHARES OF     COMMON STOCK
                                                  BENEFICIALLY   PERCENTAGE OF  COMMON STOCK      AFTER
                                                  OWNED THAT    DEBENTURES     THAT MAY BE   CONVERSION OF
               NAME                               MAY BE SOLD   OUTSTANDING    SOLD (1)      DEBENTURES (2)
               ----                               -----------   -----------    --------      --------------
Bank of New York  . . . . . . . . . . . . .      $     415,000        *           19,529          *
Bank Boston, N.A. . . . . . . . . . . . . .            115,000        *            5,411          *
Bankers Trust Company . . . . . . . . . . .          2,855,000        2.3%       134,352          *
Bear Stearns Securities Corp..  . . . . . .          9,835,000        7.9%       462,823          1.4%
Boston Safe Deposit & Trust Co. . . . . . .         13,215,000       10.6%       621,882          1.9%
Bankers Trust Company . . . . . . . . . . .          1,930,000        1.5%        90,823          *
Chase Manhattan Bank  . . . . . . . . . . .            500,000        *           23,529          *
CIBC Oppenheimer Corp.  . . . . . . . . . .          2,500,000        2.0%       117,647          *
Credit Suisse First Boston Corporation  . .          8,895,000        7.1%       418,588          1.2%
Fleet Bank of Massachusetts, N.A. . . . . .            140,000        *            6,589          *
First National Bank Maryland (The)  . . . .            190,000        *            8,941          *
Investors Bank & Trust/M.F. Custody . . . .            265,000        *           12,470          *
Key Bank National Association . . . . . . .            100,000        *            4,705          *
Lehman Brothers Inc.  . . . . . . . . . . .          2,550,000        2.0%       120,000          *
Mercantile, Safe Deposit and Trust
  Company . . . . . . . . . . . . . . . . .          2,015,000        1.6%        94,823          *
Merrill Lynch Professional Clearing Corp. .          2,300,000        1.8%       108,235          *
Merrill Lynch, Pierce Fenner & Smith  . . .          9,745,000        7.8%       458,588          1.4%
Morgan Stanley & Co., Incorporated  . . . .          2,150,000        1.7%       101,176          *
Northern Trust Company  . . . . . . . . . .            600,000        *           28,235          *
Piper Jaffray, Inc. . . . . . . . . . . . .             50,000        *            2,352          *
PNC Bank Corporation  . . . . . . . . . . .             95,000        *            4,470          *
SBC Warburg Dillon Read Inc.  . . . . . . .          1,000,000        *           47,058          *
Spear, Leeds & Kellogg  . . . . . . . . . .            250,000        *           11,764          *
SSB Custodian . . . . . . . . . . . . . . .          3,305,000        2.6%       155,529          *
-------------------

*        Less than one percent.

(1) Assumes conversion of the full amount of Debentures held by such Registering Holder at the initial conversion price of $21.25 per share; such conversion price is subject to adjustment as described under "Description of Debentures -- Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Debentures may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Debentures; cash will be paid in lieu of fractional shares, if any.

(2) The percentage of outstanding shares of Common Stock after conversion represents the percentage of the Common Stock each Registering Holder will have after treating as outstanding the number of shares of Common Stock shown as being issuable upon the assumed conversion by the named Registering Holder of the full amount of such Registering Holder's Debentures but not assuming the conversion of the Debentures of any other Registering Holder.

                                    EXPERTS


         The financial statements of the Company and subsidiaries at December 29, 1996 and at December 28, 1997, and for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal years ended December 29, 1996 and December 28, 1997, and the related financial statement schedule incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.



        The financial statements of Bagel & Bagel, Inc. for the period from December 28, 1994 to March 23, 1995 incorporated by reference in this Prospectus have been audited by Mayer Hoffman McCann L.C., independent auditors, as set forth in their report thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of Offerdahl's Bagel Gourmet, Inc. and Affiliates for the period from January 1, 1995 to April 2, 1995 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

         The Company's Restated Certificate of Incorporation (Exhibit 3.1 hereto), provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The Company maintains directors and officers insurance covering its executive officers and directors.

         The Company's Restated Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

ITEM 16.  EXHIBITS.

         A list of the exhibits included or incorporated by reference as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

ITEM 17.  UNDERTAKINGS.

         (a)     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                 (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;


         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.


         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Golden, Colorado on April 6, 1998.

                                   EINSTEIN/NOAH BAGEL CORP.

                                   By:      /s/ Scott A. Beck
                                   --------------------------------------
                                             Scott A. Beck
                                           Chairman of the Board


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed by the following persons in the capacities indicated on April 6, 1998.



                 Signature                                  Title
                 ---------                                  -----
         /s/ Scott A. Beck                         Chairman of the Board and Director
------------------------------------------         (Principal Executive Officer)
         Scott A. Beck

         /s/ W. Eric Carlborg                      Chief Financial Officer
------------------------------------------         (Principal Financial Officer)
         W. Eric Carlborg

         /s/ Susan Daggett                         Vice President--Controller
------------------------------------------         (Principal Accounting Officer)
         Susan Daggett

                                                   Chief Executive Officer
------------------------------------------         and Director
         Robert M. Hartnett

         /s/ M. Laird Koldyke                      Director
------------------------------------------
         M. Laird Koldyke

         /s/ Gail A. Lozoff                        Director
------------------------------------------
         Gail A. Lozoff

         /s/ John H. Muehlstein, Jr.               Director
------------------------------------------
         John H. Muehlstein, Jr.

         /s/ Lloyd D. Ruth                         Director
------------------------------------------
         Lloyd D. Ruth

         /s/ David G. Stanchak                     Director
------------------------------------------
         David G. Stanchak

         /s/ Jeffrey L. Butler                     President and Director
------------------------------------------
         Jeffrey L. Butler


EXHIBIT NO.
                                     TITLE *


3.1      Restated Certificate of Incorporation of the Company ("Certificate of Incorporation") (incorporated by reference to Exhibit 3 to the Company's quarterly report on Form 10-Q for the quarter ended October 6, 1996).

3.2      Amended and Restated Bylaws of the Company ("Bylaws")(previously filed).

4.1      Certificate of Incorporation (included in Exhibit 3.1).

4.2      Bylaws (included in Exhibit 3.2).

4.3      Certificate representing Common Stock (incorporated by reference to Exhibit 4.3 to the Company's Registration
         Statement on Form S-1 (Reg. No. 333-04725)).

4.4      Amended and Restated Registration Rights Agreement dated as of February 1, 1996 by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 4.4 to the Company's Registration
         Statement on Form S-3 (Reg. No. 333-04725)).

4.5      Concurrent Private Placement Agreement dated August 1, 1996 between Boston Chicken, Inc. ("Boston Chicken") and the Company (incorporated by reference to Exhibit 10.3 to Boston Chicken's Quarterly Report on Form 10-Q for
         the quarter ended July 14, 1996).

4.6      Registration Agreement dated August 1, 1996 between Boston Chicken and the Company (incorporated by reference to Exhibit 10.3 to Boston Chicken's Quarterly Report on Form 10-Q for the quarter ended July 14, 1996).

4.7      Concurrent Offering Purchase Agreement dated November 26, 1996 between Boston Chicken and the Company
         (incorporated by reference to Exhibit 10.41 to Boston Chicken's 1996 Annual Report on Form 10-K).

4.8      Registration Rights Agreement dated as of February 24, 1997 by and between the Company and Alamo Bagels, L.P.
         (incorporated by reference to the Company's 1996 Annual Report on Form 10-K).

4.9      Indenture dated as of May 29, 1997 by and between the Company and Bankers Trust Company, as Trustee, which includes as Exhibits the forms of Debenture for the Company's 7 1/4% Convertible Subordinated Debentures due
         2004 (the "Debenture Indenture") (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
         Form 8-K dated as of May 22, 1997).

4.10     Registration Rights Agreement dated as of May 22, 1997 by and between the Company and Merrill Lynch & Co.,
         Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Morgan Stanley & Co.
         Incorporated (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated as of
         May 22, 1997).

23.1     Consent of Arthur Andersen LLP with respect to the Audited Consolidated Financial Statements of the Company and
         Subsidiaries and Related Supplemental Schedules.

23.2     Consent of Mayer Hoffman McCann L.C. with respect to the Audited Financial Statements of Bagel & Bagel, Inc.

23.3     Consent of Arthur Andersen LLP with respect to the Audited Combined Financial Statements of Offerdahl's Bagel Gourmet, Inc.
         and Affiliates


------------
 * In the case of incorporation by reference to documents filed by Boston Chicken under the Securities Exchange Act of 1934, as amended, Boston Chicken's file number under that Act is 0-22802.

                                  Exhibit-1

EXHIBIT NO.                                                 TITLE


25.1     Statement of Eligibility and Qualification Trustee on Form T-1 (incorporated by reference to Exhibit 25.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-28941)).


                                  Exhibit-2